UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 13, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

**ITEM 1.01 Entry into a Material Definitive Agreement.**

On November 13, 2023, Jake P. Noch, Chief Executive Officer & Chairman of the Board of Music Licensing, Inc. (the "Company"), implemented a temporary moratorium on the issuance of any new common stock until January 1, 2024. This decision was made in accordance with the Company's commitment to responsible financial management, preservation of shareholder value, and ensuring the overall financial stability of the organization.

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**ITEM 9.01 Exhibits.**

**(a) Exhibits**

Exhibit 99.1 - Letter to Shareholders dated November 13, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	November 13, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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